July 11, 2024

Aaron Sullivan
Chief Financial Officer
LiveOne, Inc.
269 S. Beverly Dr., Suite 1450
Beverly Hills, CA 90212

       Re: LiveOne, Inc.
           Registration Statement on Form S-3
           Filed July 1, 2024
           File No. 333-280645
Dear Aaron Sullivan:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Sasha Ablovatskiy